May 25, 2005


Via facsimile and U.S. Mail

Mr. Tim Hunt
President
Metaline Mining & Leasing Company
1611 N. Molter Road, Suite 201
Liberty Lake, Washington  99019

	Re:	Metaline Mining & Leasing Company
		Preliminary Proxy Materials on Schedule 14C filed April
21,
2005
		File No. 0-01428

		Form 10-KSB for the year ended December 31, 2004
		Filed April 18, 2005
		File No. 0-01428

		Form 10-QSB for the period ended March 31, 2005
		Filed May 20, 2005
		File No. 0-01428

Dear Mr. Hunt:

	We have reviewed your preliminary proxy materials and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. To eliminate the need for repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure. Also make changes to all affected documents.

Recent Market Prices, page 5

2. Revise your Market Information table to include the information provided in your Form 10-Q for the period ended March 31, 2005.

Unregistered Sales, page 7

3. We note your sale of 51.48% of the company`s common stock to
Hunt
Family Limited Partnership on March 23, 2005.  Expand your
disclosure
to discuss whether a shareholder vote was required for this sale.
If
a shareholder vote was not required, state the reasons why such a vote was not required and the business reason for the sale. We may have further comment upon reviewing your response.
4. Also, for each unregistered sale, discuss briefly how the proceeds
were used.
5. Tell us the identity of the six investors who purchased in the March 28, 2005 private placement.
Merger With Subsidiary, page 8
6. Provide the information required by Item 14 of Schedule 14A,
including any required financial information.   Among other
things,
address the reasons for the merger and whether HuntMountain has any substantive operations or assets.

7. Clearly state whether you have any intent, understanding or arrangement to issue any of the additional shares being authorized.
If you do, provide the required information under Item 11 or 14 of
Schedule 14A.
8. We note your disclosure on page 5 that they are no dissenters` rights associated with the merger. However, on page 13, you state that, "Washington only allows a shareholder to dissent if the shareholder was entitled to vote on the plan." If you are soliciting proxies and allowing shareholders to vote on the merger, it appears that dissenters` rights would be appropriate. Please revise your disclosure accordingly if you determine that there will be a shareholder vote.


Election of Directors, page 14

9. Revise your directors` biographical sketches include a discussion of their business experience for the past five years, with no gaps or ambiguities as to time.

10. Expand your discussion in this section to identify the minimum and maximum number of directors required by your By-Laws.

Approval of 2005 Stock Plan, page 17

11. Provide the information required by Item 10 of Regulation 14A. For example, you should briefly describe all material features of the plan, identify the class of persons to be eligible for the plan, indicate the approximate number of persons in each class, and state the basis of such participation. You should also provide the information required by Item 201(d) of Regulation S-K. We may have further comment.

Form 10-KSB for the year ended December 31, 2004

	Comply with the following comments in future filings.

General

12. Include the information required by Item 406 of Regulation S-
B.

Description of Business, page 2

	Business Development, page 2

13. Identify the "two consultants" with whom management contracted to assist the company in identifying and evaluating mineral exploration properties. Also, confirm that you have filed these contracts as exhibits to the Form 10-KSB.

Risk Factors, page 3

Some Directors and Officers May Have Conflicts of Interest..., page 5

14. Expand your risk factor discussion to identify the officers and directors that may have conflicts of interest and whether any conflicts of interest currently exist. Also, provide more detail regarding the association with other companies.

Market for Common Equity and Related Stockholder Matters, page 7

	Unregistered Sales, page 8

15. Include all the information required by Item 201 of Regulation
S-
B.
16. We note your disclosure that, "[i]n the event that the special warrants have not been converted on or before July 30, 2005, the warrant holders may, but are not required to, rescind their purchase without penalty to the Company." In your risk factors section, discuss the potential impact on your operations if the warrant holders rescind their purchase.

Executive Compensation, page 21

17. We note your disclosure that Gregory Lipsker served as your President and Director in 2004. Discuss when Mr. Lipsker resigned or was removed and the circumstances surrounding this event. We may have further comment.

18. Expand your table to include the information required for Eunice
Campbell.

Certain Relationships and Related Transactions, page 22

19. We note your footnote disclosure on page 21 that Mr. Lipsker`s law firm received fees for legal services. In this section, provide disclosure relating to these fees and the type of services performed.
See Item 404 of Regulation S-B.
Exhibits, page 22

20. List each exhibit separately using the sequential numbering system of Item 601 of Regulation S-B. To the extent that you have more than one exhibit for each number - for example, material contracts - list each exhibit using a .1, .2 designation. Also, for each exhibit incorporated by reference into the filing, identify the filing from which you are incorporating the exhibit, including the form type, file number and filing date of the document.

Closing Comments

      File revised proxy materials as necessary and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Melinda Kramer at (202) 942-1938 or, in her absence, Tangela Richter, Branch Chief, at (202) 942-1837, with any other questions. Address all correspondence to mail-stop 04-05.

								Sincerely,



								H. Roger Schwall
								Assistant Director

CC:	Melinda Kramer

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Metaline Mining & Leasing Company
May 25, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE